Exhibit 99.1

Madison Minerals Inc.

Condensed Consolidated Interim Financial Statements

Three and Nine Months Ended July 31, 2012

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended July 31, 2012.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	July 31,	October 31,	November 1,
	2012	2011	2010
		(Note 10)	(Note 10)
ASSETS

Current Assets
Cash and cash equivalents	$411,536	$472,945	$307,056
Marketable securities (Note 3)	50,411	11,560	20,230
Receivables from joint venture partner	6,911	2,180	5,567
Receivables	5,845	77,027	63,116
Deposits and prepaid expenses	3,857	9,482	9,482

Total current assets	478,560	573,194	405,451

Non-Current Assets
Property, plant and equipment (Note 4)	11,104	20,811	33,753
Reclamation deposits	9,283	9,283	14,286
Exploration and evaluation assets (Note 5)	-	-	7,833,765

Total non-current assets	20,387	30,094	7,881,804

Total Assets	$498,947	$603,288	$8,287,255

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables	$329,783	$282,040	$180,235

Shareholders’ Equity
Share capital (Note 6)	68,673,644	68,673,644	68,278,644
Reserves	3,614,895	3,641,274	3,649,944
Deficit	(72,119,375)	(71,993,670)	(63,821,568)

Total shareholders’ equity	169,164	321,248	8,107,020

Total Liabilities and Shareholders’ Equity	$498,947	$603,288	$8,287,255

Nature and continuance of operations (Note 1)
Commitments (Note 8)
Subsequent event (Note 9)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These interim financial statements are authorized for issue by the Board of Directors on October 1, 2012

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended July 31, 2012	Three months ended July 31, 2011	Nine months ended July 31, 2012	Nine months ended July 31, 2011
		(Note 10)		(Note 10)

EXPENSES
Accounting and audit	$15,815	$12,000	$43,425	$36,983
Amortization	3,235	3,235	9,706	9,707
Exploration expenditures (recovery) (Note 5)	1,001	9,804	35,241	18,554
Filing fees	500	500	11,647	15,286
Insurance	1,875	1,875	5,625	5,625
Legal fees	-	836	7,293	28,090
Office and rent	196	113	1,800	1,982
Public relations	(2,536)	375	1,335	1,865
Salaries and benefits	21,360	21,368	74,105	63,589
Tax filing fees	-	-	19,630	-
Transfer agent fees	5,304	2,738	9,321	10,376

	(46,750)	(52,844)	(219,128)	(192,057)
OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	602	(396)	(1,371)	(4,553)
Gain on sale of mineral concession (Note 5)	-	-	100,000	-
Interest earned	230	318	4,865	1,825
Loss on sale of marketable securities (Note 3)	(11,248)	-	(11,248)	-
Project management fees	667	143	1,177	621
Write-down of exploration and evaluation assets	-	(4,592,500)	-	(4,592,500)

	(9,749)	(4,592,435)	93,423	(4,594,607)

Loss for the period	(56,499)	(4,645,279)	(125,705)	(4,786,664)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities (Note 3)	2,827	-	(26,379)	(5,780)

Total comprehensive loss for the period	$(53,672)	$(4,645,279)	$(152,084)	$(4,792,444)

Basic and diluted loss per common share	$(0.00)	$(0.11)	$(0.00)	$(0.12)

Weighted average number of common shares outstanding	40,906,727	40,906,727	40,906,727	39,022,111

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves			Total share- holders’ equity
	Number of shares	Amount	Share-based payments	Investment revaluation	Deficit

Balance at November 1, 2010	37,406,727	$68,278,644	$3,658,614	$(8,670)	$(63,821,568)	$8,107,020
Shares issued on prospectus offering	3,500,000	395,000	-	-	-	395,000
Total comprehensive loss for the period	-	-	-	(5,780)	(4,786,664)	(4,792,444)

Balance at July 31, 2011	40,906,727	$68,673,644	$3,658,614	$(14,450)	$(68,608,232)	$3,709,576

Balance at November 1, 2011	40,906,727	$68,673,644	$3,658,614	$(17,340)	$(71,993,670)	$321,248
Total comprehensive loss for the period	-	-	-	(26,379)	(125,705)	(152,084)

Balance at July 31, 2012	40,906,727	$68,673,644	$3,658,614	$(43,719)	$(72,119,375)	$169,164

The accompanying notes are an integral part of these condensed consolidated interim financial statement

MADISON MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended July 31, 2012	Three months ended July 31, 2011	Nine months ended July 31, 2012	Nine months ended July 31, 2011
		(Note 10)		(Note 10)

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(56,499)	$(4,645,279)	$(125,705)	$(4,786,664)
Items not affecting cash:
Amortization	3,235	3,235	9,706	9,707
Gain on sale of mineral concession	-	-	(100,000)	-
Loss on sale of marketable securities	11,248	-	11,248	-
Write-down of exploration and evaluation assets	-	4,592,500	-	4,592,500

Changes in non-cash working capital items:
Receivables	(2,114)	(1,199)	71,182	(10,953)
Deposits and prepaid expenses	1,875	(5,625)	5,625	(1,875)
Trade and other payables	(21,733)	33,322	47,743	71,671

Net cash used in operating activities	(63,988)	(23,046)	(80,201)	(125,614)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities (Note 3)	23,523	-	23,523	-
Expenditures on exploration and evaluation assets	-	(50,027)	-	(93,369)

Net cash provided by (used in) investing activities	23,523	(50,027)	23,523	(93,369)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital	-	-	-	395,000
Receivables from joint venture partner	(1,382)	3,507	(4,731)	4,011

Net cash provided by (used in) financing activities	(1,382)	3,507	(4,731)	399,011

Change in cash and cash equivalents	(41,847)	(69,566)	(61,409)	180,028

Cash and cash equivalents, beginning of period	453,383	556,650	472,945	307,056

Cash and cash equivalents, end of period	$411,536	$487,084	$411,536	$487,084

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Madison Minerals Inc. (the “Company”) was incorporated under the provisions of the Company Act of British Columbia and is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeed in raising, additional equity capital it intends to restrict its cash operating costs and investment in mineral properties to a low level, conforming to funds available.

As at July 31	2012	2011

Working Capital	$148,777	$234,098
Deficit	$(72,119,375)	$(68,608,232)

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance and conversion to International Financing Reporting Standards

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s second set of consolidated interim financial statements prepared in accordance with IFRS. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 10 discloses the impact of the transition to IFRS on the Company’s statements of financial position, statements of comprehensive loss and statements of cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended October 31, 2011.

B.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as financial assets at fair value through profit and loss and available–for-sale financial assets, which are measured at fair value, as explained in the accounting policies note set out below. The comparative figures presented in the condensed consolidated interim financial statements are in accordance with IFRS and have not been audited.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

B.	Basis of preparation (cont’d)

The standards that will be effective or available in the annual consolidated financial statements for the year ending October 31, 2012, are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS consolidated financial statements are prepared for the year ending October 31, 2012.

The accounting policies set out below have been applied consistently to all periods presented, including the opening balance sheet at November 1, 2010, for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries.

C.	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

D.	Functional currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company and its subsidiaries is the Canadian dollar.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

E.	Financial assets and liabilities

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, available for sale financial assets, loans and receivables, and financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets at fair value through profit or loss

The Company classifies its cash and cash equivalents as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss for the period.

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets.

Subsequent to initial recognition available-for-sale financial assets are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income or loss and presented as a separate component in shareholders’ equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in shareholders’ equity is included in profit or loss for the period.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise receivables and deposits and prepaid expenses. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

E.	Financial assets and liabilities (cont’d)

Financial liabilities at amortized cost

The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Impairment of financial instruments

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

With the exception of available-for-sale financial assets, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale financial assets, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in shareholders’ equity.

The Company does not have any derivative financial instruments.

F.	Exploration and evaluation assets

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

  the rights to tenure of the area of interest are current; and

  at least one of the following conditions is also met:

  the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or

  exploration and evaluation activities in the area of interest have not, at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mine assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

F.	Exploration and evaluation assets (cont’d)

The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

G.	Property, plant and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred.

Depreciation is calculated at the following rates:

Leasehold improvements	Straight line over life of lease
Furniture and fixtures	Straight line over five years
Computer equipment	Straight line over five years
Office equipment	Straight line over five years

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

H.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation; as a result of exploration, development, or production activities undertaken; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

I.	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

I.	Impairment (cont’d)

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, each resource property is considered a cash-generating unit and assets are allocated to each cash-generating unit to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

J.	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and each tranche is recognized on a straight-line basis over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Fair value of the equity instruments issued is determined using the Black-Scholes option pricing model. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Upon expiry, the recorded value is transferred to deficit. The Company estimates the number of equity instruments that are expected to vest and then, at each reporting date, makes adjustments to the actual number that vest unless forfeitures are due to market-based conditions.

K.	Income taxes

Deferred tax is accounted for using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor investments in subsidiaries, associates and interests in joint ventures to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and expected date of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available against which the asset can be utilized.

L.	Earnings (loss) per common share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic and diluted earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the period.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

M.	Segment Reporting

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All fixtures and equipment are held in Canada (Note 4).

N.	Use of Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amount of income and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to share-based payments, the determination of impairment of assets, restoration and rehabilitation provision, estimates of useful lives, and the composition of deferred tax assets. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

O.	New Standards Not Yet Adopted

  IAS 1, Presentation of Financial Statements – The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied).
  IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases.
  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

O.	New Standards Not Yet Adopted (cont’d)

  IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in Lund Gold Ltd. (“Lund”) and Petaquilla Mineral Ltd. (“Petaquilla”). Both are public companies whose shares are listed on the TSX Venture Exchange and the Toronto Stock Exchange, respectively (the “Exchange”). Lund is a related party in that it has a number of directors in common with the Company. Petaquilla is an arm’s length company whose shares were acquired as consideration for the sale of certain mineral concessions in March 2012 to Petaquilla (Note 5).

Marketable	Number of	Fair value per	Fair value end	Fair value per	Fair value
security	shares	share end of	of period	share beginning	beginning of
		period		of period	period

Lund	289,000	$0.02	$5,780	$0.04	$11,560
Petaquilla	114,438	$0.39	$44,631	N/A	N/A

			$50,411		$11,560

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

3.	MARKETABLE SECURITIES (cont’d)

During the three months ended July 31, 2012, the Company sold 61,000 shares of Petaquilla for proceeds of $23,523 and recognized a net loss of $11,248, leaving the Company with a holding of 114,438 shares (Note 9).

During the three and nine months ended July 31, 2012, the Company recognized a comprehensive gain (loss) of ($2,890) and ($5,780), respectively for Lund, and $5,717 and ($20,599), respectively for Petaquilla.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares no longer are listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009.

4.	PROPERTY, PLANT AND EQUIPMENT

	As at July 31, 2012			As at October 31, 2011
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Leasehold improvements	$52,185	$43,172	$9,013	$52,185	$35,346	$16,839
Furniture and fixtures	8,613	7,173	1,440	8,613	5,880	2,733
Computer equipment	2,289	1,909	380	2,289	1,564	725
Office equipment	1,622	1,351	271	1,622	1,108	514

	$64,709	$53,605	$11,104	$64,709	$43,898	$20,811

5.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Balance, October 31, 2011	$-

Advance royalty	44,410
Assays and storage	6,744
Land, legal and insurance recovery	(15,913)

Total additions in the period	35,241

Reclassified as exploration expenditures	(35,241)

Balance, July 31, 2012	$-

Lewis Property, Nevada

Pursuant to a series of agreements set out more fully in Note 6 to the Company’s annual audited financial statements for the year ended October 31, 2011, the Company holds a 60% interest in this project in a joint venture with Golden Predator Corp. (“Predator”), a publicly traded company trading on the Toronto Stock Exchange, which holds 40%. Under the venture, the Company is the project manager and as a result, recovers certain exploration expenditures from Predator as well as charging a project management fee to offset certain administrative expenses.

As at July 31, 2012, Predator owed $6,911 (October 31, 2011 – $2,180) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing in 2007 on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise in December 2007 of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EXPLORATION AND EVALUATION ASSETS (cont’d)

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. Henceforth it commenced charging ongoing exploration and related costs to its statement of comprehensive loss, classified as exploration expenditures.

In December 2011 the parties made the required advance royalty payment in respect of calendar year 2011 of USD $73,160 of which the Company’s portion was USD $43,896, recorded as $44,410.

Belencillo Mineral Concession, Republic of Panama

In March 2012 the Company sold its 31.12% interest in the Belencillo mineral concession in the Republic of Panama to Petaquilla Minerals Ltd. ("Petaquilla"), an arm's length corporation whose shares are listed and trade on the Toronto Stock Exchange (the "Exchange"), in consideration of: a) shares of Petaquilla with a value of $100,000 issuable upon regulatory approval; and b) a further 250,000 shares of Petaquilla issuable upon the commencement of commercial production on the subject concession. On March 8, 2012 the Company received 175,438 shares of Petaquilla in satisfaction of the first tranche of shares to be issued (Note 3). The Company had in prior fiscal years written off all carrying costs in respect of this project. Accordingly, the Company recorded a gain on sale of $100,000.

6.	SHARE CAPITAL

(a)	Authorized:

As at July 31, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 40,906,727 (October 31, 2011 – 40,906,727)

(c)	Stock options:

As at July 31, 2012, the following stock options were outstanding and exercisable:

Number of Options	Exercise Price	Expiry Date

750,000	$0.25	April 14, 2013

(d)	Share purchase warrants:

As at July 31, 2012, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

2,500,000	$0.15	March 28, 2013
1,000,000	0.16	April 14, 2013

3,500,000

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with directors and with a professional services firm controlled by a director:

	Three Months	Three Months	Nine Months	Nine Months
	Ended July 31,	Ended July 31,	Ended July 31,	Ended July 31,
	2012	2011	2012	2011

Directors’ fees	$3,000	$3,000	$9,000	$9,000
Legal fees	$-	$-	$2,100	$23,450
Salaries and benefits	$18,360	$18,360	$55,080	$54,500

Directors’ fees, legal fees and salaries and benefits have been expensed to operations, recorded as share issue costs or capitalized to exploration and evaluation assets, based on the nature of the expenditure.

Included in trade and other payables at July 31, 2012 is $296,780 (October 31, 2011 - $233,660) due to directors and to a professional services firm controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the the amount of consideration established and agreed to by the parties.

8.	COMMITMENTS

a)

The Company is committed to make lease payments for the rental of office space as follows, for a lease term terminating May 31, 2013. These commitments are shared with a second company, related by having certain directors in common:

Fiscal

2012	$59,940
2013	140,862

b)	To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in note 5.

9.	SUBSEQUENT EVENTS

In August 2012, the Company sold its remaining balance of 114,438 shares of Petaquilla for proceeds of $44,241 and recognized a net loss of $20,989. Also in August 2012, the joint venture paid its 2012 tenure maintenance costs of USD $54,180 of which the Company’s portion was USD $32,508.

MADISON MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended July 31, 2012 and 2011 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

10.	TRANSITION TO IFRS

As stated in note 2, these are the Company's third set of quarterly condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position is set out in this note.

The accounting policies in note 2 have been applied in preparing the condensed consolidated interim financial statements for the nine months ended July 31, 2012, the comparative information for the nine months ended July 31, 2011, the financial statements for the year ended October 31, 2011 and the preparation of an opening IFRS statement of financial position on the transition date, being November 1, 2010.

Mandatory Exceptions and Optional Exemptions

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 provides for certain mandatory exemptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following IFRS 1 optional exemptions:

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 and which had not vested as of the transition date. Share-based payments reserve replaced amounts previously recorded within contributed surplus.

  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before November 1, 2010.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a Lease, and has assessed all arrangements as at the transition date.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of November 1, 2010 are consistent with its GAAP estimates for the same date.

Reconciliation of Previously Reported Financial Statements

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement, and disclosure. The transition to IFRS did not have an impact to the comparative financial information presented in these financial statements for the period from the transition date (November 1, 2010) to October 31, 2011 nor the opening statement of financial position at November 1, 2010. Consequently, no reconciliations have been performed.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2012

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated October 1, 2012 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s adoption date for International Financial Reporting Standards (IFRS) was November 1, 2011; accordingly, the current fiscal year is the first year for which financial statements have been prepared in accordance with those new standards. They are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the nine months ended July 31, 2012 and related notes attached thereto (the “Q3 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the most recent three fiscal quarters, November 2011 to July 2012, with emphasis on the most recent quarter May to July 2012. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal source of our working capital position at the fiscal quarter ended July 31, 2012 being $148,777 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the first three fiscal quarters of 2012, as in the previous five fiscal quarters set out herein, the joint venture continued to minimize expenditures on the Lewis Gold Project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $44,410 in December 2011 as our portion of the advance royalty payment for 2011. During the 2012 first three fiscal quarters we expended a net $35,241 on our 60 per cent portion of JV costs. These costs are set out in Note 5 to the Q3 Financial Statements. Other than the advance royalty, a modest $6,744 was expended for assay and storage costs and tenure carrying costs associated with the Lewis claims. During the second quarter we received a refund of USD $18,360 in respect of our joint venture share of certain tenure costs paid in fiscal 2011, giving rise to a net recovery of land, legal and insurance costs of $15,913. This recovery is non-recurring, but the funds received were sufficient to cover approximately one-half of 2012’s tenure costs of USD $32,508 paid in August 2012.

Our December 2011 payment of the advance royalty for 2012 indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Gold Project. However, because the joint venture had not pursued any material levels of on-the-ground exploration during the Company’s 2009, 2010 and 2011 fiscal years, management made the determination in fiscal 2011 that the carrying value was impaired. Accordingly, the carrying value for accounting purposes was fully written off and an impairment charge of $7,933,976 was recognized in that year. During the current fiscal year we have commenced charging continuing exploration costs for the Lewis Gold Project to our statement of comprehensive loss, as the operating expense Exploration expenditures.

It is important to note that management continues to regard the Lewis Gold Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation. It is the joint venture’s intention to continue our tenure of this project, as evidenced by the payment in December 2011 of USD $73,160 for the 2012 advance royalty, of which the Company’s share was USD $43,896. The joint venture also made the requisite 2012 tenure

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 2 of 8

maintenance payments to U.S. and State of Nevada government authorities in August 2012, maintaining the tenure in good standing, as set out in Note 9 to the Q3 Financial Statements.

Other projects

There have been no significant changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Mount Kare project in Papua New Guinea, which has been fully written off in prior years. This project remains in liquidation. However, as set out in Note 5 to the Q3 Financial Statements, in March 2012 the Company succeeded in its plan to sell its interest in the Belencillo project in Panama, for share consideration as described in that note. As of the date of this report, all of the shares received in consideration of the sale of the Belencillo interest have been sold, as set out in Notes 3 and 9, for total net cash proceeds of $67,764.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Q3 Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the financings successfully completed 18 months ago in March and April 2011.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that in the first three fiscal quarters of 2012 the Company has drawn down its total cash resources by a net $61,409 as set out in the Statement of Cash Flows, and that as at July 31, 2012 the Company’s working capital was $148,777. This is attributable to the March and April 2011 financings plus a portion of the proceeds of sales of the shares received for our Belencillo interest, net of drawdowns arising from ongoing operating and investing activities.

Results of Operations – Summary of Quarterly Results

	Three Months Ended July 31, 2012	Three Months Ended April 30, 2012 [Note 2]	Three Months Ended January 31, 2012	Three Months Ended October 31, 2011 [Note 1]	Three Months Ended July 31, 2011 [Note 1]	Three Months Ended April 30, 2011	Three Months Ended January 31, 2011	Three Months Ended October 31, 2010
Total assets	$498,947	$574,352	$531,715	$603,288	$3,962,562	$8,573,440	$8,275,964	$8,287,255
Resource properties	nil	nil	nil	nil	3,350,000	7,891,393	7,893,042	7,848,051
Working capital	148,777	199,213	187,995	291,154	335,530	436,180	138,983	225,216
Shareholders’ equity	169,164	222,836	214,853	321,248	3,709,576	8,354,855	8,062,542	8,107,020
Revenues	nil	100,000	nil	nil	nil	nil	nil	nil
Net income (loss)	(56,499)	34,299	(103,505)	(3,385,438)	(4,645,279)	(96,907)	(44,478)	(47,727)
Earnings (loss) per share	(0.00)	0.00	(0.00)	(0.10)	(0.11)	(0.00)	(0.00)	(0.00)
Accounting Basis	IFRS	IFRS	IFRS	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP	Cdn GAAP

Note 1:	Net loss for these two quarters includes an aggregate non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

Note 2:	Revenue for this quarter is not in cash and arises from shares received on the disposition of our interest in the Belencillo Project in Panama set out in Note 5 to the Q2 Financial Statements.

Note on Accounting Basis

This MD&A is prepared in association with the first year of filing of the Company’s financial statements under IFRS. Because comparative financial statements under IFRS have not been prepared for any fiscal quarter prior to those ended January 31, April 30 and July 31, 2012, and because the Company expects to prepare at a later date its financial statements under IFRS on a quarter-by-quarter basis for the comparative quarter ending October 31, 2011, we have chosen to present the above table on the basis of Canadian Generally Accepted Accounting Principles (Cdn GAAP), the standard in effect at the times of filing MD&A for all the quarters through and including October 31, 2011, for those five quarters. The information for the nine months ended July 31, 2012 has been prepared under

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 3 of 8

IFRS. Readers should realize that, accordingly, the information in the table above may not be strictly comparable, being based on two different sets of accounting standards.

Discussion of quarterly results

During the fiscal quarter ended July 31, 2012, total assets decreased to $499,000 from $574,000 at April 30, 2012, principally due to the receipt of shares in Petaquilla Minerals Ltd. as set out in Notes 3 and 5 to the Q3 Financial Statements, which is a non-recurring source of revenue, reduced by our operating expenses, which now include exploration expenses at the Lewis Gold Project, and reduced further by a reduction of trade and other payables. The net income or loss experienced by Madison can be subject to wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the Statement of Cash Flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the nine months ended July 31, 2012 we decreased our cash resources by $61,000 made up mainly by the $80,000 cash costs of operations, including exploration expenses at the Lewis Gold Project, offset in part by $24,000 cash proceeds from securities dispositions described in Note 3. In the comparable 2011 period, we increased cash resources by $180,000 made up of financing proceeds of $395,000 reduced by $93,000 expended on the Lewis Gold Project and a net $125,000 expended on operations.

In the first three fiscal quarters, the principal components of our expenditures on the Lewis Gold Project were $44,000 for the advance royalty payment and $7,000 for assays and related storage, and a net recovery of $16,000 of land and legal costs. In the 2011 first three fiscal quarters, the principal components of our expenditures on the Lewis Gold Project were $41,000 for the advance royalty payment and $60,000 in land, legal and other costs, reduced by the refund of a reclamation bond from earlier years of $7,000. Details of our 2012 costs are set out in Note 5 to the Q3 Financial Statements.

Because of proceeds from the two financings completed 18 months ago in March and April 2011, Madison concluded the 2012 third fiscal quarter adequately funded, with a cash balance of $411,000 and $330,000 in current liabilities (of which $297,000 is accrued in favour of certain of our directors as set out in Note 7).

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing over 2½ years ago, the Company established a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis Gold Project. This has resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended July 31, 2012 were $46,750 compared to $52,844 in the prior fiscal year’s third quarter. The decrease is principally attributable to reduced exploration expenses, an inherently variable cost centre. Among “Other Income (Expenses)” items, there were no meaningful cash basis variances – the writedown of Lewis project costs in fiscal 2011 and the loss on sale of securities in fiscal 2012 are both non-cash items. We expect costs for the remainder of fiscal 2012 to be similar to previous recent quarters as our cost-saving measures continue.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada, to the material write-down recognized in the prior year, to administrative effort in support of the project, and to financings carried out.

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 4 of 8

Liquidity

Based on its period-end working capital of $149,000, Madison has sufficient funds to meet its general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Gold Project for the current fiscal year. Programs and budgets for 2012 for the Lewis Gold Project will conform to the funds available. The two financings completed in March and April 2011 confirm our ability to finance under current market conditions.

Capital Resources

At July 31, 2011 and to the date of this report, Madison has a reasonable cash and working capital position. To fulfill the advance royalty commitment at the fifth anniversary, a payment of approximately USD $45,000 will be required in December 2012. The Company and the joint venture have no commitments for capital expenditures.

Related Party Transactions

During the nine months ended July 31, 2012, Madison paid or accrued salaries and benefits of $55,080 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid or accrued a director’s fee of $4,500 to each of directors Vivian Danielson and Robert Sibthorpe, and accrued $2,100 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at July 31, 2012, accounts payable and accrued liabilities included $196,930 due to Mr. Idziszek for accrued unpaid salary, $80,850 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $9,500 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

Madison’s material financial instruments consist of cash and cash equivalents, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and trade and other payables. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and cash equivalents are carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at July 31, 2012, of our total current assets of $478,560 the amount of $53,470 or 11.2 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a very modest foreign exchange risk. At July 31, 2012 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 14 to our annual audited financial statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 5 of 8

no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.045 in the period beginning November 1, 2010 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phases of exploration on its Lewis Gold Project for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2010-2011, 2009-2010 and 2008-2009. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Changes in Accounting Policies

First Time Adoption of International Financial Reporting Standards

Following the February 13, 2008 Canadian Accounting Standards Board ("AcSB") requirement for publicly listed entities to prepare interim and annual financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011, the Company prepared its first condensed consolidated interim unaudited financial statements for the three months ended January 31, 2012 using IFRS. Due to the requirement to present comparative financial information, the Company’s effective transition date is November 1, 2010.

Notes 2 and 10 of the condensed consolidated interim unaudited financial statements for the nine months ended July 31, 2012 provide a complete analysis of the impact of the transition from Canadian GAAP to IFRS on the Company’s financial position, and detail the Company’s elected optional exemptions applied under IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).

Transitional Financial Impact

As a result of the policy choices the Company selected and accounting policy changes required to be made under IFRS, the transition to IFRS did not have an impact to the comparative financial information for the period from the transition date (November 1, 2010) to October 31, 2011 nor the opening balance sheet at November 1, 2010. Consequently, no reconciliations have been performed.

Internal Controls over Financial Reporting

We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The existing control framework has been applied

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 6 of 8

to the IFRS changeover process and any changes in control have been implemented. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Financial Information Systems

The IFRS transition project did not have a significant impact on the financial information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Recent IFRS Pronouncements

Presentation of Financial Statements

The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments: Disclosures

In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 7 of 8

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Disclosure of Involvement with Other Entities

IFRS 12, Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13, Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at July 31, 2012 and as at the date hereof.

At July 31, 2012 and the date of this report Madison had 750,000 incentive stock options outstanding as set out in Note 6(c) to the Q3 Financial Statements, exercisable at $0.25 per share for a term expiring April 14, 2013. During the second fiscal quarter 200,000 options exercisable at $0.77 per share expired unexercised.

At July 31, 2012 and the date of this report Madison had 3,500,000 share purchase warrants outstanding as set out in Note 6(d) to the Q3 Financial Statements, exercisable at prices of $0.15 or $0.16 per share for terms expiring in March and April 2013.

Vancouver, British Columbia	ÐÑÐÑÐÑ	October 1, 2012

[See following page for important Cautionary Statements]

Madison Minerals Inc. Nine months ended July 31, 2012 Management Discussion and Analysis Page 8 of 8

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Madison Minerals Inc. (the “issuer”) for the interim period ended July 31st, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 1st, 2012

“Chet Idziszek”
Chet Idziszek,
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

1

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Madison Minerals Inc. (the “issuer”) for the interim period ended July 31st, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: October 1st, 2012

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.